Exhibit (d)(27)

April 22, 2021

Mr. Keith Holmes

Dear Keith:

I am pleased to offer you a position as Executive Vice President & Chief Revenue Officer, with all of the duties, authorities and responsibilities commensurate with this role, for ADT LLC (with its affiliates and successors, the “Company”, or “ADT”), and subject to approval by the Compensation Committee of the Board of Directors. This position will report to Jim DeVries, President & Chief Executive Officer and will be based in Boca Raton, FL.

Your employment will begin on a date to be mutually determined. Your compensation and benefits are described below.

Base Salary

You will receive a bi-weekly salary of $23,076.93 ($600,000 annualized) effective on your start date. This salary level will be reviewed and subject to increase on an annual basis and may be adjusted based on your performance and that of the Company.

Annual Incentive Plan

You will be eligible to participate in the Company’s annual incentive plan. Under this plan, your target bonus will equal 100% of your annual base salary. Determination of actual award levels relative to the target bonus will be based on the Company’s financial performance as well as your individual contribution, and awards will be paid in accordance with the terms of the plan. For Fiscal Year 2021, the annual incentive award will not be prorated based on your hire date.

Long Term Incentive Program

You will be eligible to participate in the annual long-term incentive program of ADT LLC, beginning in 2022, at the time the Company makes such grants to employees. The grant date value for your annual award is $600,000, as approved by the Compensation Committee of the Board of Directors. You will receive more information about your awards detailing the terms and conditions after they have been granted and approved by the Compensation Committee.

New Hire Equity Grant

You will also receive a one-time sign-on equity award with a grant date value of $3,300,000 in the form of Restricted Stock Units following your hire date, and upon approval by the Compensation Committee of the Board of Directors. Restricted Stock Units will have a grant price equal to the closing price on the date of grant and will vest in equal increments over a 3-year period. You will receive more information about your awards detailing the terms and conditions after they have been granted and approved by the Compensation Committee.

Relocation

This position requires that you work from the Company office located in Boca Raton, Florida. Accordingly, it will be necessary for you to relocate to the Boca Raton area. You are eligible to receive the Program “A” relocation policy package. To assist you with relocation, a representative from Weichert Relocation Resources will contact you to begin the process. Enclosed with this letter is information regarding the ADT relocation policy and a Relocation Expense Reimbursement Agreement. Please sign the Agreement and return it along with the signed original of this offer letter.

Note that the ADT Relocation Program “A” includes reimbursement for temporary living expenses in your new work location. All expenses you incur in your new work location, including associated airfare, lodging and meals are considered temporary living expenses and must be submitted on Weichert’s Relocation Expense Form. These expenses cannot be submitted for reimbursement through the Company’s standard T&E process.

Benefits

ADT offers a comprehensive benefits package including several choices in medical, dental, vision and disability programs as well as a variety of voluntary benefits. You will be eligible to participate in the benefits program effective the first of the month following 31 days of employment. You will receive additional information regarding your benefits during your Company New Hire Orientation. If you do not receive your benefits package within 31-days of your hire date, you should contact EmployeeAccess at 1-888-833-1839.

ADT Retirement Savings and Investment Plan (“RSIP,” or “401 (k) Plan”)

You are eligible to participate in the 401 (k) Plan from your date of hire. The 401 (k) Plan provides for retirement savings through pre-tax and/or Roth employee contributions and a Company matching contribution. You will be fully vested in the Company matching contribution after three years of service.

ADT Supplemental Savings and Retirement Plan (“SSRP”)

ln addition to the 401 (k) Plan, the Company offers you another opportunity to save money on a tax-deferred basis above the IRS or Plan limits within the 40l (k) Plan. Under this non-qualified program, you may defer a portion of your base salary and/or annual performance-based bonus and have the opportunity to receive distributions while still working for ADT. lf you participate in the SSRP, you may receive Company contributions equal to the matching percentage rate you would be eligible to receive under the 401 (k) Plan. Limited plan options are available during mid-year enrollments, while all options are available during annual enrollment, held each December for the upcoming Plan year. More details are available within your enrollment materials, which will be provided to you after your hire date.

Medical and/or Dental Plans

You will be eligible to participate in the Company-sponsored Medical and/or Dental plan, on a contributory basis, effective the first of the month following 31 days of employment with the Company. All of our benefit programs are reviewed annually and changes in plan design and/or employee contributions arc the norm.

Executive Physical Program

You will be eligible to participate in the Company’s Executive Health Management Program. Information will be sent to you under separate cover.

Paid Time Off (PTO) and Holidays

You will be eligible for paid time off (PTO) in accordance with the Company PTO policy. You will be provided with details during new hire orientation. Additionally, you will be provided with a copy of this year’s holiday schedule.

Severance Plan

You will be eligible to participate in The ADT Corporation Severance Plan for U.S. Officers and Executives (“Severance Plan”).

Non-Competition and Non-Solicitation

In accepting this employment offer, and in consideration of this employment offer and/or ADT’s continued obligation and promise to provide you with confidential and propriety information pertaining to its business operations and customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by Jaw, during your employment with ADT and its parents, subsidiaries, or affiliates, and for the one (I) year period following your termination of employment for any reason, you will not directly or indirectly, own, manage, operate, control (including indirectly through a debt or equity investment), provide services to, or be employed by, any person or entity engaged in any business that is (i) located in or provides services or products to a region with respect to which you had substantial responsibilities while employed by ADT or its parents, subsidiaries, or affiliates, and (ii) competitive with (A) the line of business or businesses of ADT or its parents, subsidiaries, or affiliates that you were employed with during your employment (including any prospective business to be developed or acquired that was proposed at the date of termination), or (B) any other business of ADT or its parents, subsidiaries, or affiliates with respect to which you had substantial exposure during such employment.

Further, in accepting this employment offer, and in consideration of this employment offer and/or ADT’s continued obligation and promise to provide you with confidential and propriety information pertaining to its business operations and customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with ADT and its parents, subsidiaries, or affiliates, and for the two (2) year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another (i) solicit, recruit, aid, or induce any Employee of ADT or its parents, subsidiaries, or affiliates to leave their employment with ADT or its parents, subsidiaries, or affiliates in order to accept employment with or render services to another person or entity unaffiliated with ADT or its parents, subsidiaries, or affiliates, or hire or knowingly take any action to assist or aid any other person or entity in identifying or hiring any such Employee, or (ii) solicit, aid, or induce any Customer of ADT or its parents, subsidiaries, or affiliates to purchase goods or services then sold by ADT or its parents, subsidiaries, or affiliates from another person or entity, or assist or aid any other persons or entity in identifying or soliciting any such Customer, or (iii) otherwise interfere with the relationship of ADT or its parents, subsidiaries, or affiliates with any of their employees, customers, vendors, agents, or representatives.

“Employee(s)” means any person who was employed by ADT or its parents, subsidiaries, or affiliates during the twenty-four (24) month period prior to your last day of employment with ADT or its parents, subsidiaries, or affiliates (for any reason) whom you had direct contact for business purposes or whom you knew about because of your access to ADT’s confidential information or trade secrets. “Customer(s)” means any person or business that you, directly or indirectly (e.g., through employees whom you supervised), called upon, solicited, worked with, or became acquainted with during the course of your employment with ADT or its parents, subsidiaries, or affiliates (whether or not you had a relationship with such customer prior to your employment with ADT).

Irreparable injury will result to ADT and to its business, in the event of a breach by you of any of your covenants and commitments you have accepted as a condition of this employment offer, including the covenants of non-competition and non-solicitation. Therefore, in the event of a breach of such covenants and commitments, ADT reserves all rights to seek any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages.

Governing Law

The validity, interpretation, construction and performance of the provisions of this offer letter shall be governed by the laws of the state of Florida without reference to principles of conflicts of laws that would direct the application of the law of any other jurisdiction. In the event of any dispute between the parties, it is agreed that the United States courts shall be the exclusive forum for the resolution of the same.

Severability; Successors

The invalidity or unenforceability of any provision of this offer letter will not affect the validity or enforceability of the other provisions of this offer letter, which will remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed, and to the extent necessary will be deemed to be amended, so as to be enforceable to the maximum extent compatible with applicable law. Any non-solicitation and/or non-competition provision contained in this offer letter is expressly intended to benefit the Company (which includes all parents, subsidiaries, and/or affiliated entities as third-party beneficiaries) and its successors and assigns; and the parties expressly authorize the Company (including all third party beneficiaries) and its successors and assigns to enforce these provisions.

Employment Relationship: Modification of Terms of Offer

Please be advised that neither this letter nor any statement made by ADT or its parents, subsidiaries, or affiliates is intended to be a contract of employment for a definite period of time. That means that the employment relationship established by this letter is “at will” and either you or ADT may terminate the employment relationship at any time and for any reason, with or without cause or notice. The Company may from time to time and in its own discretion, change the terms and conditions of your employment with or without notice.

Conditions of Employment

Your employment is contingent upon the following which will be described below in greater detail:

•	Execution of this offer letter

•	Successful completion of a background check

•	Successful completion of a drug test

•	Documentation of your identity and unrestricted legal authority to work in the United States

Additionally, your on-going employment will be conditioned upon: 1) compliance with your promises of non-solicitation; 2) execution of and on-going compliance with the Company’s Confidentiality and New Inventions Agreement; and 3) your acknowledgement of and compliance with the ADT Code of Conduct, which will be provided for your review during your first week of employment.

To indicate your acceptance of this offer, please return a signed copy of this letter to me. Once you have indicated your acceptance of this offer, you will receive an email from ADT with a link that you will need to access in order to provide additional information so that we may conduct your background investigation and drug screening.

After submitting your background investigation information, you will receive an email from Sterling Infosystems with a link to obtain your drug screening form. The Sterling Infosystem “ePassport” confirmation should be printed and brought with you to your chosen testing facility. Drug screening must be completed within 48 business hours of receipt of the drug testing instructions email. If you are not able to print the Sterling Infosystems “ePassport” confirmation, you may write down the confirmation/bar code and bring it with you to the drug testing facility which you have chosen.

The background investigation must be completed and cleared before your first day of employment. A Company representative will contact you to confirm your start date.

During your first three (3) business days of employment, you will be required to provide documentation that satisfies requirements of the Form I-9. Please note that this is a legal requirement under federal immigration laws.

Keith, I am excited about the prospect of your joining the ADT leadership team. Should you have any questions about any of the items indicated above, please call me.

Sincerely,

/s/ Harriet Harty
Harriet Harty
SVP & Chief Administrative Officer

I understand that neither this letter nor any statement made by the Company is intended to be a contract of employment for a definite period of time, and either the Company or I may terminate my employment relationship at any time and for any reason, with or without cause or notice. I hereby accept this offer of employment with the Company.

ACCEPTED:

/s/ Keith Holmes
Keith Holmes

April 23, 2021
Date